COMMONWEALTH CAPITAL CORP.

June 5, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C.  20549-7010

Re:	Commonwealth Income & Growth Fund V (the “Issuer”)
Form 10-K for the Fiscal Year ended December 31, 2006
File No. 333-108057

Dear Mr. Decker:

The Issuer has received your follow-up comment letter dated May 23, 2007 regarding its Form 10-K for the fiscal year ended December 31, 2006.  In connection therewith, the undersigned acknowledges to the Commission, on behalf of the Issuer, as follows:

1.	The Issuer is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to the Issuer’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please call me at 610-594-9600. Thank you.

Sincerely,

Commonwealth Capital Corp.

By:	/s/ Richard G. Devlin
Richard G. Devlin
Vice President and General Counsel

cc:	Kimberly A. Springsteen
Lynn Franceschina

Brandywine One Building – Suite 200 2 Christy Drive • Chadds Ford, PA 19317 (610) 594-9600 • Fax (610) 594-9969	400 Cleveland Street, 7th Floor Clearwater, FL 33755 (727) 938-5933 • (877) 654-1500 •943-2601